BAKER & McKENZIE

貝克・麥堅時律師事務所



05008550

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

SUPPL

30 May 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 13 May, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

Encl.


PROCESSED
JUN 07 2005
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH. D.C.
209
SECTION

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on May 13, 2005

1. Announcement-re. Annual General Meeting held on May 26-Poll results released on May 27, 2005

SOUTH CHINA MORNING POST 27 MAY 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

Annual General Meeting held on 26 May, 2005 – Poll Results

The board of directors of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that the following resolutions were passed at the Company's annual general meeting (the "AGM") held at 10:30 a.m. on Thursday, 26 May, 2005 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China. 9 shareholders and authorised proxies holding an aggregate of 3,751,006,200 shares with voting rights in the Company, representing approximately 62.21% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the AGM.

As at the date of the AGM, the number of issued shares of the Company was 6,030,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any shareholder casting votes on any of the proposed resolutions at the AGM. No shareholder was required to vote only against any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Li Kelin, the chairman of the Company. After consideration by the shareholders and authorised proxies and through voting by way of poll, the following resolutions were passed at the AGM and the details of voting are as follows:

SUMMARY OF RESOLUTIONS (ABBREVIATED)		Number of Votes (approximate %)		
Ordinary Resolutions		For	Against	Abstain
1.	To approve the report of the board of directors of the Company for the year ended 31 December, 2004.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
2.	To approve the report of the supervisory committee of the Company for the year ended 31 December, 2004.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
3.	To approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2004.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
4.	To approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2004 and to authorise the board of directors of the Company to distribute such dividend to its shareholders.	3,750,998,200 (99.99979%)	1,000 (0.00003%)	7,000 (0.00019%)
5.	To determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2005.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
6.	To approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors and to authorise the board of directors of the Company to determine their remuneration.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
Special Resolution				
7.	To approve the granting to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional Domestic Shares or H Shares in the capital of the Company upon the terms as set out in Resolution No. 7 of the notice of the AGM dated 8 March, 2005.	3,716,818,500 (99.08857%)	34,187,700 (0.91143%)	0 (0%)

Please refer to the notice of the AGM dated 8 March, 2005 for the full version of the above resolutions.

As more than 1/2 of the votes were cast in favour of each of the resolutions 1 to 6 and more than 2/3 in favour of resolution 7, all resolutions were duly passed as ordinary resolutions and special resolution respectively.

The voting at the AGM was scrutinized by the Company's auditors, PricewaterhouseCoopers, Hong Kong, Certified Public Accountants.



Further Information on the Payment of the 2004 Final Dividend

The proposed final dividend of RMB0.20 per share for the year ended 31 December, 2004 has been approved by the shareholders of the Company at the AGM. Shareholders of the Company whose names appear in the register of members of the Company on 26 May, 2005 are entitled to the said final dividend.

Dividends of H Shares shall be paid in Hong Kong dollars according to the average closing exchange rate of Renminbi against Hong Kong dollars as quoted by the People's Bank of China in the seven calendar days immediately preceding the relevant date of declaration of such dividends. For the purpose of the final dividend for the year ended 31 December, 2004, the date of declaration is 26 May, 2005. The applicable exchange rate for the purpose of the payment of the final dividend is therefore HK$100 to RMB106.432. Accordingly, the final dividend per H Share is HK$0.188. The final dividend of HK$0.188 per share is expected to be paid to holders of H Shares of the Company on or before 20 June, 2005.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
26 May, 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under*



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Annual General Meeting held on 26 May, 2005 – Poll Results

The board of directors of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that the following resolutions were passed at the Company's annual general meeting (the "AGM") held at 10:30 a.m. on Thursday, 26 May, 2005 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China. 9 shareholders and authorised proxies holding an aggregate of 3,751,006,200 shares with voting rights in the Company, representing approximately 62.21% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the AGM.

As at the date of the AGM, the number of issued shares of the Company was 6,030,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any shareholder casting votes on any of the proposed resolutions at the AGM. No shareholder was required to vote only against any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Li Kelin, the chairman of the Company. After consideration by the shareholders and authorised proxies and through voting by way of poll, the following resolutions were passed at the AGM and the details of voting are as follows:

SUMMARY OF RESOLUTIONS (ABBREVIATED)		Number of Votes (approximate %)		
Ordinary Resolutions		**For**	**Against**	**Abstain**
1.	To approve the report of the board of directors of the Company for the year ended 31 December, 2004.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
2.	To approve the report of the supervisory committee of the Company for the year ended 31 December, 2004.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
3.	To approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2004.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
4.	To approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2004 and to authorise the board of directors of the Company to distribute such dividend to its shareholders.	3,750,998,200 (99.99979%)	1,000 (0.00003%)	7,000 (0.00019%)
5.	To determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2005.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
6.	To approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors and to authorise the board of directors of the Company to determine their remuneration.	3,751,005,200 (99.99997%)	1,000 (0.00003%)	0 (0%)
Special Resolution				
7.	To approve the granting to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional Domestic Shares or H Shares in the capital of the Company upon the terms as set out in Resolution No. 7 of the notice of the AGM dated 8 March, 2005.	3,716,818,500 (99.08857%)	34,187,700 (0.91143%)	0 (0%)

Please refer to the notice of the AGM dated 8 March, 2005 for the full version of the above resolutions.

As more than 1/2 of the votes were cast in favour of each of the resolutions 1 to 6 and more than 2/3 in favour of resolution 7, all resolutions were duly passed as ordinary resolutions and special resolution respectively.

The voting at the AGM was scrutinized by the Company's auditors, PricewaterhouseCoopers, Hong Kong, Certified Public Accountants.

Further Information on the Payment of the 2004 Final Dividend

The proposed final dividend of RMB0.20 per share for the year ended 31 December, 2004 has been approved by the shareholders of the Company at the AGM. Shareholders of the Company whose names appear in the register of members of the Company on 26 May, 2005 are entitled to the said final dividend.

Dividends of H Shares shall be paid in Hong Kong dollars according to the average closing exchange rate of Renminbi against Hong Kong dollars as quoted by the People's Bank of China in the seven calendar days immediately preceding the relevant date of declaration of such dividends. For the purpose of the final dividend for the year ended 31 December, 2004, the date of declaration is 26 May, 2005. The applicable exchange rate for the purpose of the payment of the final dividend is therefore HK$100 to RMB106.432. Accordingly, the final dividend per H Share is HK$0.188. The final dividend of HK$0.188 per share is expected to be paid to holders of H Shares of the Company on or before 20 June, 2005.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
26 May, 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

"Please also refer to the published version of this announcement in South China Morning Post."